May 14, 2009

David H. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Stop 3561

Washington DC 20549

Re:	Arctic Cat Inc.
Form 10-K for the year ended March 31, 2008
File Number: 000-18607

Dear Mr. Humphrey:

Reference is made to your letters to Arctic Cat Inc. (the “Company”, “Our” and “We”) dated August 4, 2008 and November 4, 2008, our letters to you dated September 18, 2008 and April 14, 2009 and my telephonic conversations with Juan Migone subsequent to April 14, 2009 regarding the Staff’s comments 3 and 4 in your letter of November 4, 2008.

In response to the Staff’s comments and supplemental communications, the Company proposes to disclose more detail on the face of our Consolidated Statements of Operations for sales and cost of goods sold in future filings.  Our proposed net sales, cost of goods sold and gross profits sections would present one line item for snowmobile and ATV unit sales and a separate line item for parts, garment and accessory sales.  Our cost of goods sold section would present one line item for snowmobile and ATV cost of goods sold and a separate line item for parts, garment and accessory cost of goods sold.   The gross profit line item would continue to remain one line item.  Set forth below is an example of this presentation:

Net Sales
Snowmobile and ATV Units	xxx
Parts, Garments and Accessories	xxx
Total Net Sales	xxx

Cost of Goods Sold
Snowmobile and ATV Units	xxx
Parts, Garments and Accessories	xxx
Total Cost of Goods Sold	xxx

Gross Profit	xxx

Arctic Cat Inc. 505 North Highway 169, Suite 1000, Plymouth, MN 55441
763.354.1818 Telephone: 763.354.1803 Fax

In addition the Company would expand our MD&A sections to discuss material issues or changes based on the Consolidated Statements of Operations presentation provided above.

The Company hereby represents that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to clearing all of the Staff’s outstanding comments and would appreciate a letter to that effect as soon as possible.  If you desire clarification of the above responses or require additional information relating to the Company, please contact me at (763) 354-1791.

Sincerely,

/s/ Timothy C. Delmore
Timothy C. Delmore
Chief Financial Officer

cc:	Juan Migone, Securities and Exchange Commission
Troy Johnson, Grant Thornton LLP
John R. Houston, Robins, Kaplan, Miller & Ciresi L.L.P.